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Exhibit 99.2

FALCONBRIDGE LIMITED
BCE Place
181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3

Notice of the Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Falconbridge Limited (the "Corporation") will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Friday, April 16, 2004, commencing at 2:00 p.m. (Toronto time) for the following purposes:

1.
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2003, together with the report of the auditors thereon;

2.
to elect directors;

3.
to appoint an auditor and to authorize the directors to fix the auditor's remuneration; and

4.
to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Full particulars of the foregoing matters are set forth in the accompanying management information circular. A copy the 2003 Annual Report of the Corporation containing the consolidated financial statements of the Corporation as at and for the year ended December 31, 2003, together with the report of the auditor thereon accompanies this notice.

Shareholders are invited to attend the meeting. Shareholders who are unable to be present at the meeting are requested to date, complete, sign and return the accompanying proxy in the envelope provided for that purpose, not later than 48 hours prior to the meeting.

DATED at Toronto, Ontario, this 25th day of February, 2004.

By Order of the Board of Directors

(Signed) Stephen K. Young
Secretary

FALCONBRIDGE LIMITED

Management Information Circular

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by the management of Falconbridge Limited (the "Corporation" or "Falconbridge") of proxies for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held on Friday, April 16, 2004 at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario commencing at 2:00 p.m. (Toronto time), and at any adjournment thereof, for the purposes set forth in the Notice of Meeting. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, employees or representatives of the Corporation. All costs of solicitation will be borne by the Corporation. The information contained herein is given as at February 25, 2004, unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy. The completed form of proxy must be deposited with Computershare Trust Company of Canada, by mail in the return envelope provided or addressed to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1 or by facsimile at 416-263-9524, or with the Secretary of the Corporation, not later than 2:00 p.m. on Wednesday, April 14, 2004, or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

NON-REGISTERED HOLDERS

In this Circular and the accompanying form of proxy and Notice, all references to shareholders are to registered holders of common shares of the Corporation ("Common Shares"). Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either

  (i)
  in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (ii)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the accompanying Notice of Meeting, this Circular, the enclosed form of proxy and the Corporation's 2003 Annual Report (which includes management's discussion and analysis of financial condition and results of operations and consolidated financial statements for the fiscal year ended December 31, 2003) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either

  (i)
  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) and is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, by mail addressed to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by facsimile at 416-263-9524, or with the Secretary of the Corporation; or

  (ii)
  more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone, the internet or facsimile).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the NonRegistered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

In any case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation (BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting, prior to its commencement, on the day of the Meeting or any adjournment thereof; (3) by attending the Meeting in person and so requesting; or (4) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING AND DISCRETION OF PROXIES

On any ballot that may be called for, the shares represented by proxies in favour of the persons named by management of the Corporation will be voted for or against, or voted for or withheld from voting on, the matters identified in the proxy, in each case in accordance with the instructions of the shareholder. In the absence of any instructions on the proxy, it is the intention of the persons named by management in the accompanying form of proxy to vote (a) for the election of management's nominees as directors; (b) for the appointment of management's nominee as auditor and the authorization of the directors to fix the remuneration of the auditor; and (c) in accordance with management's recommendations with respect to amendments or variations of the matters set out in the Notice of Meeting or any other matters which may properly come before the Meeting.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters identified in the Notice of Meeting or any other matters that may properly come before the Meeting. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters that may properly come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As at February 25, 2004, the authorized capital of the Corporation consisted of an unlimited number of Common Shares, of which 179,316,790 Common Shares were issued and outstanding and an unlimited number of preferred shares, issuable in series, of which 89,835 cumulative preferred shares series 1 and 7,910,165 cumulative preferred shares series 2 were issued and outstanding.

Only the Common Shares may be voted at the Meeting. A holder of record of Common Shares as at the close of business on February 26, 2004 (the "Record Date") is entitled to one vote for each Common Share held by him or her. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the directors and officers of the Corporation, as of the date of this Circular Noranda Inc. ("Noranda"), which beneficially owns 105,759,100 Common Shares, representing approximately 59% of the issued and outstanding Common Shares, is the only person or company that owns beneficially, directly or indirectly, more than 10% of the outstanding Common Shares. Noranda is a publicly-traded company listed on the Toronto and New York stock exchanges.

The management of the Corporation understands that Brascan Corporation ("Brascan") and associated companies own 122,597,952 Common Shares (or approximately 41.7% of the Common Shares) and convertible debentures of Noranda convertible into 2,722,323 Common Shares. Brascan is a publicly-traded company listed on the Toronto and New York stock exchanges.

Brascan's major shareholder is Partners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 30 million Class A Limited Voting Shares of Brascan, representing approximately 17% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brascan, representing all of the outstanding Class B Limited Voting Shares of Brascan. Messrs. Balogh, Cockwell, Harding, Kerr, Pannell and Regent, presently Falconbridge directors and nominees referenced below, are shareholders of Partners.

Shareholders of Partners, in addition to receiving dividends from their investment in Partners, participate in an investment fund (the "Fund") that was formed and financed by Partners in 2001 to invest in securities other than those issued by Brascan and its affiliates. In 2004, the Fund distributed $3.2 million of income to its shareholders. Mr. Kerr, Chairman and Mr. Regent, President and Chief Executive Officer of Falconbridge each received $209,500.

In accordance with the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of Common Shares on the Record Date. Each holder of Common Shares named in the list will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting, except to the extent that the holder has transferred any of his or her shares after the Record Date and the transferee of those shares produces properly endorsed certificates evidencing the transferred shares or otherwise establishes that he or she owns the transferred shares and requests in writing, not later than the close of business on April 6, 2004, that the Corporation's transfer agent include his or her name on the list of holders of Common Shares entitled to vote at the Meeting, in which case the transferee is entitled to vote the transferred shares at the Meeting.

Election of Directors

The number of directors of the Corporation to be elected at the Meeting is 11. Each director will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

The 11 persons whose names are set forth below are management's nominees for election as directors of the Corporation. All of such persons are currently directors of the Corporation. It is intended that, on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management will be voted for the election of such persons as directors of the Corporation, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. If, prior to the Meeting, any of such persons becomes unable or unwilling to serve as a director, discretionary authority will be exercised and the shares represented by proxies in favour of management will be voted for the election of such other person or persons as directors in accordance with the best judgement of management, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. Management is not aware that any of such persons will be unable or unwilling to serve as a director.

Those directors who are currently members of the Audit Committee, Human Resources and Compensation Committee, Corporate Governance Committee and the other committees of the Board of Directors are indicated below. The Corporation does not have an Executive Committee. The information as to Common Shares beneficially owned or controlled is not within the knowledge of management and has been furnished by the respective nominees for election.

NOMINEES FOR ELECTION AS DIRECTOR

[PHOTO]	Alex G. Balogh Director since September 1989 Ontario, Canada Corporate Director
Former Deputy Chairman of Noranda (1994-2003) and Chairman of Falconbridge (1994-2003). Directorships include Noranda, Strongco Inc., Great Lakes Power Inc., Sentient Global Resources Fund and Cambior Inc.
 Member of the Corporate Governance and Environment, Health and Safety Committees
(Direct and Indirect Ownership)      1,000 — Common Shares
                                                          4,901 — Common Shares(1)
746 — Deferred Share Units

[PHOTO]	Jack L. Cockwell Director since December 1995 Ontario, Canada Group Chairman, Brascan Corporation (Asset management company with a focus on real estate and power generation)	Formerly Brascan's President and Chief Executive Officer for 12 years. Directorships include Astral Media Inc. and the following publicly-traded affiliates of Brascan:
Brookfield Properties Corporation, Noranda and Nexfor Inc. Chairman of the Board of Trustees of the Royal Ontario Museum and Director of the C.D. Howe Institute.
 Chair of the Human Resources and Compensation Committee
(Direct and Indirect Ownership)      2,000 — Common Shares
                                                          1,151,993 — Common Shares(1)
Nil — Deferred Share Units

[PHOTO]	Robert J. Harding F.C.A. Director since July 2000 Ontario, Canada Chairman, Brascan Corporation	Directorships include Brascan and the following publicly-traded affiliates of Brascan:
BPO Properties Corporation (Chairman), Noranda, and Nexfor Inc. Mr. Harding is also a director of Burlington Resources Inc., Chairman of the Board of Governors of the University of Waterloo and a Trustee of the United Way of Greater Toronto.
 Chair of the Pension Investment Committee and member of the Corporate
Governance and Human Resources and Compensation Committees
(Direct and Indirect Ownership)      1,000 — Common Shares
                                                          115,423 — Common Shares(1)
Nil — Deferred Share Units

[PHOTO]	David W. Kerr Director since September 1989 Ontario, Canada Chairman of the Corporation and of Noranda Inc.	Previously President and Chief Executive Officer of Noranda. Directorships include Brascan, Shell Canada Limited and Sustainable Development Technology Canada. Chairman of the International Council on Mining and Metals.
 (Direct and Indirect Ownership)      1,000 — Common Shares
                                                          530,625 — Common Shares(1)
Nil — Deferred Share Units

[PHOTO]	G. Edmund King Director since June 1994 Ontario, Canada Partner, DeCew Capital Corporation (Financial services)	Former Chairman and Chief Executive Officer of CIBC Wood Gundy Corporation. Directorships include Rockwater Capital Corporation, Caldwell Partners Ltd., the Canadian Cardiology Society and the Centre for Addiction and Mental Health Foundation.
 Chair of the Corporate Governance Committee and member of the Human Resources and Compensation, Independent Directors' and Pension Investment Committees
(Direct and Indirect Ownership)      1,000 — Common Shares
746 — Deferred Share Units

[PHOTO]	Neville W. Kirchmann Director since December 1997 Ontario, Canada President, Kirchmann Holdings Ltd. (Holding company)	Previously President and CEO of Coca-Cola, Canada and South Africa and former President and Chief Executive Officer of The Princess Margaret Hospital Foundation. Directorships include Clearly Canadian Beverage Corporation and Interlink Community Cancer Nurses (Chairman).
 Chair of the Audit Committee and member of the Human Resources and Compensation and Independent Directors' Committees
(Direct and Indirect Ownership)      1,000 — Common Shares
2,418 — Deferred Share Units

[PHOTO]	Mary A. Mogford Director since December 1995 Ontario, Canada Corporate Director	Formerly Deputy Minister of Finance and Deputy Minister of Natural Resources for Ontario. Directorships include Empire Company Limited, MDS Inc., the Potash Corporation of Saskatchewan, Sears Canada and the Altamira Advisory Council.
 Chair of the Environment, Health and Safety Committee and member of the Audit,Corporate Governance and Independent Directors' Committees
(Direct and Indirect Ownership)      1,000 — Common Shares
1,249 — Deferred Share Units

[PHOTO]	Derek G. Pannell Director since April 2001 Ontario, Canada President and Chief Executive Officer, Noranda Inc.	Appointed President and Chief Executive Officer of Noranda in June 2002. Previously President and Chief Operating Officer of Noranda, Chief Executive Officer of Falconbridge, Vice-President of Compañía Minera Antamina in Peru, and with respect to the following Noranda business units: Senior Vice-President, Copper Group, President of Noranda Copper Smelting and Refining and President of Brunswick Mining and Smelting.
 Member of the Environment, Health and Safety and Human Resources and Compensation Committees
(Direct and Indirect Ownership)      54,914 — Common Shares(1)
Nil — Deferred Share Units

[PHOTO]	David H. Race Director since April 1994 Ontario, Canada Corporate Director	Chairman Ermeritus, CAE Inc. and previously President and CEO, CAE Inc., (1985-1993). Honorary Director, Bank of Nova Scotia, Laureate Canadian Business Hall of Fame.
 Member of the Audit, Environment, Health and Safety and Independent Directors' Committees.
(Direct and Indirect Ownership)      1,000 — Common Shares
1,149 — Deferred Share Units

[PHOTO]	Aaron W. Regent Director since February 2002 Ontario, Canada President and Chief Executive Officer of the Corporation	Previously Executive Vice-President and Chief Financial Officer of Noranda, President and Chief Executive Officer of Trilon Securities Corporation and Senior Vice-President and Chief Financial Officer of Brascan. Director of Compañía Minera Doña Inés de Collahuasi S.C.M. and Noranda Income Fund.
 (Direct and Indirect Ownership)      219,828 — Common Shares(1)
20,420 — Deferred Share Units

[PHOTO]	James D. Wallace Director since January 2001 Ontario, Canada President, Pioneer Construction Inc. (Road construction)	Directorships include Waters Holding Corporation Limited, Northstar Aerospace Inc., Northern Ski Company Limited and Marslen Investments Limited. Chairman of Alexander Centre Industries Limited and Laurentian University.
 Chair of the Independent Directors' Committee and Member of the Audit, Human Resources and Compensation and Pension Investment Committees
(Direct and Indirect Ownership)      10,000 — Common Shares
3,956 — Deferred Share Units

NOTE:

(1)
Management understands that these shareholdings reflect the nominee's indirect proportionate interest in Common Shares held through Partners and Brascan (see "Voting Shares and Principal Shareholders").

Each of the proposed nominees was elected to his or her present term of office by the shareholders of the Corporation at a meeting in respect of which the Corporation circulated to shareholders a management information circular.

Executive Compensation

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee (the "HR Committee") of the Board of Directors is responsible for reviewing overall compensation strategy, objectives and policies; annually reviewing and assessing the Chief Executive Officer's performance against pre-agreed objectives; reviewing performance assessments of other senior executive officers; ensuring that appropriate succession plans are in place and reviewing executive appointments; and administering the Corporation's executive compensation program including providing recommendations to the Board of Directors with respect to the compensation of the senior officers of the Corporation. The members of the HR Committee are Jack L. Cockwell (Chair), Robert J. Harding, G. Edmund King, Neville W. Kirchmann, Derek G. Pannell and James D. Wallace. The HR Committee met twice during the year ended December 31, 2003.

Messrs. Cockwell, Harding, King, Kirchmann, Pannell and Wallace are neither executive officers nor employees of the Corporation or any of its subsidiaries.

REPORT ON EXECUTIVE COMPENSATION

The Corporation's total compensation policy for executives is designed to attract, retain and motivate top quality people at the executive level, compensate executives for performance relative to the established plans and strategy of the business, and motivate executives to maximize the long-term value of the Corporation's assets and business operations. Information on the compensation practices of competitors is reviewed, but does not drive the philosophy or design of the Corporation's programs. The HR Committee focuses on rewarding performance, and not on entitlement nor on excessive levels of employment security. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

The HR Committee believes that a high proportion of an executive's compensation should be weighted to variable compensation tied to the Corporation's performance. For executives other than the Corporation's President and Chief Executive Officer, this is achieved by providing basesalaries at the median level for comparable companies within the relevant industry and a total compensation package including base salary, incentive payments and other compensation, at or above the median of comparable industries, provided that pre-determined objectives are consistently met and that corporate financial goals are achieved and performance is better than that of comparable industries. In the case of the President and Chief Executive Officer, this is achieved by maintaining base salary and incentive payments below the median level in return for an opportunity to participate at a higher level in the growth in the value of the Corporation's shares.

The individual components of executive compensation and the objectives of the HR Committee in each case are as follows:

BASE SALARY

Base salaries of the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive.

INCENTIVE PAYMENTS

Annual Variable Compensation Plan

The Annual Variable Compensation Plan (the "VCP") generates cash incentives based on corporate, business unit and individual performance. Target awards, expressed as a percentage of salary, have been established for each eligible position. Corporate and business unit performance is determined on the basis of the Corporation's return on net assets ("RONA"). All of the Named Executive Officers (defined below) participated in the Corporation's VCP in 2003.

LONG TERM INCENTIVE PLANS

Stock Option Plan

The objective of the Stock Option Plan, originally established in June 1994 and subsequently amended in 1997 and 2002 (the "SOP"), is to advance the interests of the Corporation by providing executives and certain other employees with a financial incentive for the continued improvement in the performance of the Corporation and encouragement to continue employment with the Corporation.

All of the Named Executive Officers, except Mr. Pugsley, were granted Falconbridge options approved by the Board of Directors on February 4, 2004 (the "2004 Grant") and all of the Named Executive Officers were granted Falconbridge options approved by the Board of Directors on February 5, 2003 (the "2003 Grant").

The options granted in 2003 and 2004 have an exercise price equal to the market price at the time of these grants. The "market price" for grant purposes is defined as the closing price of the Common Shares on the Toronto Stock Exchange on the last trading day immediately preceding the date of grant of these options by the Board of Directors. The market price of the 2004 grant was $30.60 and of the 2003 grant was $16.65.

These options vest 20% on each of the first five anniversaries of the date of the grant, and are exercisable over a ten year period from the date of grant. Accelerated vesting clauses for options granted prior to 2003 no longer apply to any grants after 2002.

The Board of Directors has established a policy requiring all Named Executive Officers from time to time to hold, for at least one year, the "net shares" of the Corporation received from the exercise of options granted on or after February 5, 2003. For this purpose, "net shares" means the number of Common Shares obtained through the exercise of such options, less the number of Common Shares required to be sold in order to make payment of (a) the aggregate exercise price of the options, and (b) any income taxes attributable to the gain on exercise of the options.

Common Shares Authorized for Issuance Under the SOP

The following table sets forth information with respect to the SOP under which Common Shares are authorized for issuance as of the financial year ended December 31, 2003. The Corporation has no equity compensation plan which has not been approved by its security holders.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under the SOP
Equity compensation plans approved by security holders (SOP)	3,331,640	$18.21	2,458,500

MANAGEMENT DEFERRED SHARE UNIT PLAN (THE "MDSUP")

The MDSUP was approved by the Board of Directors in 2002. Under this plan, senior officers designated by the HR Committee may, at their option, receive all or a portion of their VCP award in the form of Deferred Share Units ("Units"). The VCP awards are converted to Units based on the closing price of the Common Shares on the Toronto Stock Exchange on the last trading day immediately preceding the date of the award. The portion of the VCP award elected to be received in Units by the executive may, at the discretion of the HR Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP. Units are credited with dividend equivalents when dividends are paid on the Common Shares.

The Units vest over a five-year period and participants are only allowed to redeem the Units upon cessation of employment through retirement, resignation, termination or death, after which time the Units will terminate unless redeemed by the last day of the first calendar year that commences after retirement, resignation, termination or death. The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Common Shares at the time of cessation of employment with the Corporation. In connection with 2003, the President and Chief Executive Officer elected to participate in the MDSUP.

OTHER COMPENSATION

Other components of the total compensation program for executives are the Pension Plans, the Benefit Plans, the Executive Perquisite Program and the Employee Share Savings Plan. These are taken into account in assessing the competitiveness of the overall executive compensation.

The Pension Plans provide comprehensive coverage through the defined benefit and defined contribution plans. All of the Named Executive Officers participate in the Falconbridge Retirement Income Plan (a defined benefit plan) except Messrs. Regent and Doolan, who participate in the Noranda Retirement Annuity Plan — Defined Contribution option and Defined Benefit option, respectively.

In 2003, the Executive Benefit Plan was discontinued and all executives, excluding Messrs. Regent and Doolan, but including all of the other Named Executive Officers, participated in the standard Falconbridge Employee Benefit Plan. This plan provides a broad range of health care (private hospital, major medical, vision care, drug plan, and dental care), short and long-term disability coverage, and three types of life insurance (group life, accidental death and dismemberment, and travel accident). Messrs. Regent and Doolan participated in the Noranda Flexible Benefit Plan in 2003.

Effective January 1, 2004, all executives participate in the newly introduced Flexible Benefit Plan for all Falconbridge (non-bargaining) employees, including Messrs. Regent and Doolan.

Effective January 1, 2003, individual executive perquisites were eliminated and all executives participate in the newly introduced Executive Perquisite Program. This program provides a cash payment on a semi-annual basis in lieu of perquisites previously offered by the Corporation such as financial planning, parking, executive benefit plan, etc. The executives can allocate this perquisite allowance in any manner in which they wish. In addition, executives are eligible for a company-leased vehicle subject to capital cost limits set by the Corporation and a company sponsored annual executive medical.

Under the Employee Share Savings Plan, all eligible employees (including executives) may make a base contribution of up to 5% of their gross base salary and bonus payments, and a supplemental contribution of up to 5% of their gross base salary and bonus payments, towards the purchase of Common Shares, with the Corporation contributing 30% of the base contribution towards the purchase of additional Common Shares. All employees enrolled in the plan participate on the same basis.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

Mr. Regent was appointed President and Chief Executive Officer of Falconbridge effective June 2, 2002. In 2003 Mr. Regent's annual salary was $325,000, consistent with the HR Committee's belief of maintaining base salary and incentive payments for the Chief Executive Officer below the median level of the marketplace in return for the opportunity to participate at a higher level in the growth in the value of the Corporation's shares.

Mr. Regent participates in the Corporation's VCP at a target award percentage of 60% of base salary established by the HR Committee. The target award is based on attaining and exceeding established performance criteria, which include the following:

  •
  financial performance of the Corporation against specific short and longer term objectives and established targets;

  •
  providing effective leadership and direction to the organization and its various business and support units;

  •
  strategically positioning the Corporation for profitable growth and success;

  •
  strong demonstrated commitment with respect to the environment, health and safety; and

  •
  ensuring that effective succession plans are developed, implemented and managed to provide continuity of key positions across the organization, including that of the Chief Executive Officer.

Mr. Regent was awarded a payout under the Corporation's 2003 VCP of $250,000. The Committee's assessment of Mr. Regent's performance included the following:

  •
  strong financial performance in meeting and exceeding RONA and production and cost targets within the Corporation's various business units;

  •
  successful advancement and financing of projects such as Koniambo, Nickel Rim, Montcalm and Kidd Deep within a framework of effective long-term planning and management of capital expenditures, and disciplined application of the Corporation's Six Sigma and the Stage Gate Process, programs providing effective assessment and oversight procedures for capital projects;

  •
  continued high standards of corporate governance and responsible corporate performance; and

  •
  strong leadership of the organization and ensuring continued leadership through the development of people, effective performance management and succession planning.

Mr. Regent elected to receive Units pursuant to the MDSUP in lieu of receiving his bonus award in cash. Mr. Regent's payout of $250,000 was accordingly converted to Units under the terms of the MDSUP and he received 8,170 Units. These 8,170 Units represent 56% of the total Units granted.

Mr. Regent was granted options to purchase 35,000 Common Shares under the SOP at the market price of $30.60 per share. Mr. Regent also has secured loans under the Noranda executive loan program which was discontinued in 2002. $500,000 was repaid on the outstanding balance in 2003, with a remaining balance of $2,968,353. These loans are secured by common shares of Noranda and securities of Partners and its publicly-traded associated companies.

SUMMARY COMPENSATION TABLE OF NAMED EXECUTIVE OFFICERS

The following table sets forth a summary of compensation earned during the years ended December 31, 2003, 2002 and 2001 by Mr. Regent, the four other most highly compensated officers who served as executive officers at the end of 2003 as well as Mr. Doolan, the Chief Financial Officer of the Corporation (collectively, the "Named Executive Officers").

		Annual Compensation			Long-Term Compensation
Name & Principal Position	Year	Salary ($)	VCP Payment ($)	Other Annual Compensation ($)(1)	Securities Under Options Granted (#)(2)		Shares or Units Subject to Resale Restrictions ($)	MDSUP Units (#)	All Other Compensation ($)(3)
Aaron Regent(4) President and Chief Executive Officer	2003 2002 2001	325,000 305,962 280,000	250,000 200,000 126,000	31,176 12,613 —	35,000 82,000 100,000	NRD	— — —	8,170 12,012 8,176	15,982 13,750 —
Joseph Laezza President, Nickel Business Unit	2003 2002 2001	258,000 235,167 212,500	154,800 43,000 28,927	28,988 29,442 —	18,000 32,000 27,000		— — —	— — —	337,589 1,829 1,652
Paul Severin Senior Vice-President, Exploration	2003 2002 2001	242,000 230,167 212,350	91,960 30,100 26,266	25,217 21,061 —	8,500 13,000 15,000 16,000 27,000	NRD NRD	— — —	— — —	225,954 1,790 1,650
Brent Chertow President, Canadian Copper & Recycling Business Unit	2003 2002 2001	258,000 227,500 191,933	51,600 43,000 23,616	25,863 31,748 —	9,000 14,000 16,000 17,000 27,000	NRD NRD	— — —	— — —	243,367 1,769 1,492
Thomas Pugsley Senior Vice-President, Projects and Engineering	2003 2002 2001	232,000 224,583 217,750	108,112 29,300 31,689	24,799 23,841 —	— 21,000 27,000		— — —	— — —	163,311 1,746 1,693
Michael Doolan Senior Vice-President & Chief Financial Officer	2003 2002 2001	210,000 190,000 175,000	92,316 25,600 39,000	29,172 — —	11,500 21,000 36,000	NRD	— — —	— — —	1,429 1,269 779

NOTES:

(1)
All of the Named Executive Officers participate in the Corporation's Executive Perquisite Program, which pays a fixed allowance in lieu of individual perquisites. The value of the perquisite allowance and other benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of annual base salary and bonus.

(2)
These consist of options to purchase Common Shares granted under the Falconbridge SOP, and Noranda common shares granted under the Noranda stock option plan (the "Noranda SOP"). Noranda options are indicated as "NRD". Mr. Regent's and Mr. Doolan's numbers reflect options to purchase common shares granted under the Noranda SOP granted in respect of 2001. Messrs. Severin and Chertow were also granted Noranda stock options in respect of 2002 and 2003 to recognize their dual management responsibility for business groups under both Falconbridge and Noranda.

(3)
The amounts shown in this column reflect the dollar value of premiums paid for term life insurance for the benefit of each Named Executive Officer. In Mr. Regent's case, this also includes the Corporation's actual contribution to the Noranda Retirement Annuity Plan — Defined Contribution option of $13,750 and in respect of Messrs. Laezza, Severin, Chertow and Pugsley, this also includes gains through the exercise of Falconbridge stock options under the SOP.

(4)
The earnings disclosed in the table above for 2002 represent Mr. Regent's compensation in 2002 from both Noranda and Falconbridge. Prior to his appointment as President and Chief Executive Officer of Falconbridge, Mr. Regent held the position of Executive Vice-President and Chief Financial Officer of Noranda. His compensation for services in 2002 to Noranda was $116,378 in salary. The amounts in the table for 2001 represent Mr. Regent's compensation from Noranda.

  Mr. Regent elected to receive his 2003, 2002 and 2001 VCP payments in the form of Units in lieu of receiving cash. The Units shown for 2003 and 2002 represent Units received under the Falconbridge MDSUP at a price of $30.60 and $16.65 per Unit, respectively. Units received for 2001 were at $15.41 per unit, and represent Noranda units received under the Noranda management deferred share unit plan, the terms of which are the same as the Falconbridge MDSUP.

STOCK OPTION PLAN

The following table sets forth a summary of grants of Falconbridge stock options to the Named Executive Officers and includes the most recent grants made in February 2004, as well as stock options granted during the financial year ended December 31, 2003.

Name	Date of Grant	Securities Under Options Granted (#)		Percent of Total Options Granted. to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Expiration Date	Market Value of Securities Underlying Options on Date of Grant ($/Security)
Aaron Regent(1)	February 4, 2004 February 5, 2003	35,000 82,000		9.20 10.79	30.60 16.65	February 3, 2014 February 4, 2013	30.60 16.65
Joseph Laezza	February 4, 2004 February 5, 2003	18,000 32,000		4.73 4.21	30.60 16.65	February 3, 2014 February 4, 2013	30.60 16.65
Paul Severin(2)	February 4, 2003 February 10, 2004 February 5, 2003 February 10, 2003	8,500 13,000 15,000 16,000	NRD NRD	2.23 1.51 1.97 1.12	30.60 20.37 16.65 13.82	February 3, 2014 February 9, 2014 February 4, 2013 February 9, 2013	30.60 20.37 16.65 13.82
Brent Chertow(2)	February 4, 2004 February 10, 2004 February 5, 2003 February 10, 2003	9,000 14,000 16,000 17,000	NRD NRD	2.37 1.63 2.11 1.20	30.60 20.37 16.65 13.82	February 3, 2014 February 9, 2014 February 4, 2013 February 9, 2013	30.60 20.37 16.65 13.82
Thomas Pugsley	February 4, 2004 February 5, 2003	— 21,000		— 2.76	— 16.65	— February 4, 2013	— 16.65
Michael Doolan	February 4, 2004 February 5, 2003	11,500 21,000		3.02 2.76	30.60 16.65	February 3, 2014 February 4, 2013	30.60 16.65

NOTE:

(1)
Messrs. Severin and Chertow were also granted Noranda stock options in February 2003 and February 2004, to recognize their dual management responsibility for business groups under both Falconbridge and Noranda.

The following table sets forth, on an aggregate basis, details of the exercise of stock options. Where a Named Executive Officer holds both Falconbridge and Noranda stock options, this is noted on two separate lines. All numbers for each Named Executive Officer include options granted up to and including February 25, 2004, and all numbers are as at February 25, 2004.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at February 25, 2004 Exercisable/Unexercisable (#)	Value of Unexercised in the Money Options(1) at February 25, 2004 Exercisable/Unexercisable ($)
Aaron Regent(2)	—	—	16,400/100,600 150,800/62,700 NRD	277,160/1,211,890 820,172/337,293 NRD
Joseph Laezza	31,400	335,595	66,200/62,400	939,630/799,030
Paul Severin(3)	62,800	601,048	26,200/39,300 3,200/25,800 NRD	354,996/541,165 22,464/89,856 NRD
Brent Chertow(3)	44,800	241,373	22,300/39,700 3,400/27,600 NRD	304,561/541,565 23,868/102,052 NRD
Thomas Pugsley	39,000	161,587	46,400/35,300	680,614/593,187
Michael Doolan(2)	—	—	4,200/28,300 33,600/22,400 NRD	70,980/317,845 169,464/112,976 NRD

NOTES:

(1)
An option is "in the money" at February 25, 2004 if the market price of the option on that date exceeds the exercise price of the option. The value of unexercised options at February 25, 2004 is equal to the difference between the market price of the options at February 25, 2004 and the exercise price of the options. The market price for Falconbridge is the closing price of $33.55 on February 25, 2004. The market price for Noranda is the closing price of $20.84 on February 25, 2004.

(2)
The first line is in respect of Falconbridge stock options granted to Messrs. Regent and Doolan in February 2003 and 2004. The second line is with respect to Noranda options held by Messrs. Regent and Doolan, granted prior to 2003.

(3)
In recognition of their dual responsibilities for both Falconbridge and Noranda, Messrs. Severin and Chertow received both Falconbridge and Noranda grants in each of 2003 and 2004.

Pension Plans

RETIREMENT INCOME PLAN ("RIP")

Messrs. Laezza, Severin, Chertow and Pugsley participate in the Retirement Income Plan ("RIP"), a defined benefit retirement plan for Canadian based salaried employees.

Credited service for these officers participating in the RIP as at December 31, 2003, was as follows: Joseph Laezza, 23.33 years; Paul Severin, 33.58 years; Brent Chertow, 28.58 years and Thomas Pugsley, 28.50 years.

The RIP provides comprehensive coverage on a defined benefit basis and it includes features such as partial protection against inflation, several retirement options including retirement after 30 years of service, a supplemental temporary pension until age 65, and survivor benefit of 66 2/3% of the basic pension.

The Named Executive Officers who participate in the RIP have, to date, accrued retirement income benefits that exceed Canada Customs and Revenue Agency's maximum pension limits. The excess benefits of Messrs. Laezza, Severin, Chertow and Pugsley are payable directly by the Corporation.

The following table sets forth the total annual retirement benefits payable under the Falconbridge RIP to participants in the specified compensation and years of service categories, assuming retirement at age 65:

	Years of Service
Remuneration ($)(1)
	15	20	25	30	35	40
200,000	45,000	60,000	75,000	90,000	105,000	120,000
300,000	67,500	90,000	112,500	135,000	157,500	180,000
400,000	90,000	120,000	150,000	180,000	210,000	240,000
500,000	112,500	150,000	187,500	225,000	262,500	300,000
600,000	135,000	180,000	225,000	270,000	315,000	360,000
700,000	157,500	210,000	262,500	315,000	367,500	420,000

NOTE:

(1)
Remuneration for a year for the purposes of the RIP of an Executive (including the Named Executive Officers) includes base salary and the lesser of the actual amount and the target amount of the annual variable compensation plan. The pension benefits are based on 1.5% per year of service.

RETIREMENT ANNUITY PLAN ("RAP")

Messrs. Regent and Doolan participate in the Retirement Annuity Plan ("RAP") — Noranda Group. In October 2001, the Noranda Board approved an amendment to the RAP. Effective January 1, 2002, the plan allowed members to elect conversion, on a voluntary basis, to a new defined contribution option on both a past and future service basis.

Mr. Regent elected to participate in the defined contribution option ("RAP-DC") on a non-contributory basis. The contributions made into Mr. Regent's RAP-DC account in 2003 were $13,750.

Mr. Doolan elected to continue participating in the defined benefit portion of the RAP. The following table shows the total annual retirement benefits payable under such retirement plan to participants at the specified remuneration levels and years of credited service categories, assuming retirement at age 65, or at age 60 after completion of 20 years of service.

The amounts shown are payable for life and guaranteed for five years. The Pension Plan formula contains a partial offset for the Canada Pension Plan benefit. The amounts shown are after adjustment for the estimated offset. Noranda requires a pensioner to choose a joint and survivorship pension wherein the member's surviving spouse will be entitled to a pension of not less than 66 2/3% of the member's pension unless the spouse waives this condition. The conversion from the amounts shown in the table to the amounts payable under this option is dependent on the age of the spouse at the member's date of retirement and on interest rates at that time.

PENSION PLAN TABLE (CANADIAN SALARIED EMPLOYEES)

	Retirement Benefits by Years of Credited Service ($)
Annual Remuneration ($)(1)
	5 yrs.	10 yrs.	15 yrs.	20 yrs.
125,000	10,250	20,525	30,775	41,050
150,000	12,450	24,900	37,350	49,800
175,000	14,625	29,275	43,900	58,550
200,000	16,825	33,650	50,475	67,300
225,000	19,000	38,025	57,025	76,050
250,000	21,200	42,400	63,600	84,800
275,000 and above(2)	23,375	46,775	70,150	93,550

NOTES:

(1)
Remuneration is calculated on the basis of the average of the best 60 months of basic pay prior to retirement. Effective January 1, 2002 remuneration includes basic pay and earnings paid from the Incentive Plan, Bonus Plan or Profit Sharing Plan that are set from time to time by the Board.

(2)
To limit Noranda's retirement benefit liability, an annual remuneration level of $275,000 has been established as the maximum average remuneration eligible for pension calculations effective January 1, 2002.

For purposes of computing the total retirement benefit of Mr. Doolan, his estimated years of credited service at normal retirement age (65) is 19 years.

The accrued retirement income benefits in the RAP Defined Benefit option exceed maximum pension benefit limits as specified by Canada Customs and Revenue Agency. The excess benefits are payable directly by Noranda.

PERFORMANCE GRAPH

The following graph compares the percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (the "S&P/TSX") and the S&P/TSX Canadian Diversified Metals and Mining Index over the period from December 31, 1998, to December 31, 2003:

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
December 31, 1998 — December 31, 2003

Source:TSX Market Data Services

NOTES:

(1)
Assumes dividends were re-invested on the ex-dividend date.

(2)
The TSX Mining and Metals Index, phased out by the Toronto Stock Exchange in 2003, was used as a comparison in the Corporation's previous management information circulars.

COMPENSATION OF DIRECTORS

Directors of the Corporation who are not employees of the Corporation are compensated for their services as directors, attending meetings of the Board of Directors and of committees of the Board of Directors, through an annual retainer fee payable quarterly. The annual retainer paid to each director is $55,000. An additional annual retainer fee of $5,000 is paid to the Chair of the Audit Committee. This fee structure was implemented on May 1 and the annual retainer fee was paid to the directors on a prorated basis for the period May 1 to December 31, 2003.

Prior to May 1, 2003, Directors of the Corporation who were not employees of the Corporation were compensated for their services as directors through a combination of retainer fees and meeting attendance fees. The annual retainer paid to each director was $15,000 and the fee for each meeting of the Board of Directors attended (other than a meeting which may be held immediately following the annual meeting of shareholders) was $2,000. The annual retainer payable to each director who was a member of a committee of the Board of Directors was $3,000 and the fee for each committee meeting attended was $1,000. The annual fee payable to each director who was Chair of a committee was $1,000. Payments to the directors using this fee structure were paid on a prorated basis from January 1 to April 30, 2003.

In recognition of his experience and knowledge of the Corporation and its activities, Mr. Balogh, in addition to the directors' compensation referred to above, was paid $50,000 per annum as Chairman of the Corporation's Board of Directors and $8,000 as Falconbridge's nominee on the Board of Directors of Falconbridge Dominicana, C. por A. Mr. Balogh was also paid an annual fee of US$8,000 by Falconbridge Dominicana, C. por A., a subsidiary of the Corporation, for his services as a director thereof. On April 1, 2003, Mr. Balogh resigned from these positions and the associated fees were prorated and paid to him for the first quarter of 2003 accordingly.

The retainer fees otherwise payable during 2003 to Messrs. Kerr and Pannell, and those to Messrs. Cockwell and Harding, were paid to Noranda and Brascan, respectively. The Corporation does not pay compensation for the President and Chief Executive Officer's services as a director.

The Corporation maintains a deferred share unit plan for non-employee directors (the "DSUPD") to enhance the Corporation's ability to attract and retain high quality individuals to serve as members of the Board and to promote a greater alignment of interests between non-employee members of the Board and the shareholders of the Corporation. Under the DSUPD, as amended in 2003, the annual director retainer fee for non-employee directors (the "Eligible Directors") is paid entirely in deferred share units, subject to the right of a director, at his or her option elected on a yearly basis, to receive (a) up to 50% of such fees in cash; or (b) up to 100% of such fees in cash if the director holds deferred share units and Common Shares with an aggregate cost or value of at least $275,000 (five times the annual retainer). Fees payable in the form of deferred share units are credited to an account maintained for the Eligible Director on the books of the Corporation as of the third business day following release of the Corporation's quarterly or annual results (the "Valuation Date"). The number of deferred share units (including fractions thereof) to be credited as of the Valuation Date is determined by dividing the amount of the fees to be deferred by the closing price of the Common Shares as reported on the Toronto Stock Exchange as of the Valuation Date. Deferred share units are credited with dividend equivalents when dividends are paid on the Corporation's Common Shares. An Eligible Director will receive a payment in cash or Common Shares on the fourth business day following the next release of the Corporation's quarterly results immediately following his or her termination of service on the Board of Directors.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors' and officers' liability insurance coverage under a $25 million primary policy and a $25 million excess policy (each held by Brascan). Each of the policies extends coverage to the Corporation, certain of its subsidiary and associated companies and certain other companies designated by Brascan (in each case, an "Insured Organization"), which share the combined annual policy limit of $50 million, subject to a corporate deductible of $1 million per loss for the Corporation.

Generally, under this insurance coverage an Insured Organization is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under by-law indemnity provisions for losses, including legal costs, incurred by directors and officers in their capacity as such. This policy also provides coverage directly to individual directors and officers without any deductible if they are not indemnified by the Insured Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

Both policies were effective November 1, 2003, at a combined aggregate premium to the Corporation of $56,648 of which an estimated $17,309 was payable in respect of its directors as a group and $39,339 was payable in respect of its officers as a group. Each policy is for a period of one year with terms and premiums established on each renewal.

Interests of Insiders (Informed Persons) and Others
in Material Transactions

In 2002, the Corporation and Noranda agreed to merge certain of their respective management functions. As a result there are a number of officers of the Corporation who are also officers of Noranda and a number of business functions of each company are managed jointly.

To ensure that all transactions between the Corporation and Noranda are fair and equitable, each company has adopted an Inter-Company Transactions Policy ("Policy"). This Policy sets forth the principles under which all dealings between the two companies are to be conducted including:

  •
  guidelines for the fair and equitable allocation of common costs as well as the appropriate sharing of synergy gains realized through the combination of resources;

  •
  guidelines for the handling of new business opportunities;

  •
  guidelines for the sharing of common employees and support functions and the appropriate allocation of the associated costs; and

  •
  procedures to be followed by Falconbridge management and employees to ensure all transactions with Noranda are fair and represent arms-length terms including the obtaining of market valuations and reference of specified transactions to the Independent Directors' Committee of the Corporation who ensure that the principles set forth in the Policy are adhered to and that the interests of the Corporation are protected in all dealings with Noranda.

The Corporation has an agreement with a subsidiary of Noranda whereby it acts as the sales agent for all products, other than sulphuric acid and indium, produced by the Corporation's Kidd Creek Operations. The Corporation has also entered into a supply agreement with another subsidiary of Noranda, which will purchase and resell the Corporation's output of sulphuric acid. The Corporation also has agreements with various Noranda group companies for the purchase of custom feeds, the toll treatment of copper concentrates, blister copper and refinery slimes, and the sale of metals. The agreements with the Noranda group companies are negotiated in the best interest of the Corporation, on an arms-length basis at market terms.

Accounts receivable in the Corporation's consolidated statements of financial position as at December 31, 2003, includes US$30.2 million receivable from Noranda under the sales agreements and US$13.3 million from net purchases of material by Noranda. Accounts payable in the Corporation's consolidated statements of financial position includes US$35.1 million for the purchase of materials from Noranda.

During the year ended December 31, 2003, the following amounts were paid in connection with production and marketing transactions with Noranda group companies: US$159.0 million in respect of materials purchased from and smelting and refining fees paid to Noranda; and US$2.1 million in respect of commissions and agency fees. US$1.3 million was paid to Noranda in fees relating to sulphuric acid sales during the year ended December 31, 2003. The Corporation received the following amounts in connection with transactions with Noranda group companies for the same period: US$97.7 million in respect of sales of materials and technology; and US$35,000 in other income.

Statement of Corporate Governance Practices

INTRODUCTION

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value.

The Board of Directors also believes that the Corporation's approach to corporate governance is comprehensive and generally consistent with the Toronto Stock Exchange's guidelines for effective corporate governance (the "TSX Guidelines"). The Corporation's specific disclosure relative to these guidelines is set out in Schedule "A" to this Circular.

The Board of Directors regularly assesses the Corporation's governance systems to fulfill its commitment to ensure the continuance of effective corporate governance.

This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee and has been approved by the Board of Directors.

BOARD MANDATE

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In discharging its responsibility, the Board of Directors reviews the performance of the President and Chief Executive Officer and oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

  •
  the Corporation's strategic planning and budgeting process;

  •
  the identification of the principal risks of the Corporation's business and the implementation of systems to manage these risks;

  •
  succession planning, including appointing, training and monitoring senior management;

  •
  the Corporation's public communications policies; and

  •
  the Corporation's internal control and management information systems.

The Board of Directors meets at least five times a year, and more frequently if required. In 2003, the Board met six times, including five regularly scheduled meetings. At each of these five meetings, an "in camera" session was held without management present.

BOARD COMPOSITION

The Board of Directors is composed of 11 directors. All directors are elected annually.

Noranda holds 59% of the Common Shares of the Corporation and as such is the controlling shareholder of the Corporation.

The current slate of 11 directors includes Mr. Regent, the President and Chief Executive Officer of the Corporation, five directors who are officers or directors of Noranda (Messrs. Balogh, Cockwell, Harding, Kerr and Pannell) and five directors who have no interest in or relationship with either the Corporation or Noranda (Messrs. King, Kirchmann, Race and Wallace and Ms. Mogford).

Unrelated Directors

The Board of Directors believes that five of its current directors, Messrs. King, Kirchmann, Race, Wallace and Ms. Mogford, are unrelated directors as described in the TSX Guidelines (i.e. they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding, and have no interest in or relationship with Noranda). In determining whether the directors are unrelated directors, the Board of Directors considers the circumstances of the directors and whether their interests and relationships could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Corporation.

In making the determination that Mr. Wallace is an unrelated director, the Board of Directors, acting through the Corporate Governance Committee, conducted a review of certain contractual relationships between the Corporation and certain companies controlled by Mr. Wallace. The Board of Directors reviewed the amounts paid to Mr. Wallace's companies under contracts with the Corporation, primarily in relation to construction projects, during fiscal 2003 as well as for previous years. Details of the Corporation's bid tender process for contracts of this nature were provided to the Board of Directors together with confirmation that such process was consistently applied to all contracts with Mr. Wallace's companies. The Board of Directors concluded that in light of the materiality of the aggregate contract amounts and the arm's length process for contract bidding employed by the Corporation at the relevant business site, Mr. Wallace's ability to act with a view to the best interests of the Corporation is not impaired.

Significant Shareholder

Noranda is a significant shareholder of the Corporation. The TSX Guidelines state that the board of a corporation having a significant shareholder (i.e., a person with the ability to exercise a majority of the votes for the election of directors) should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder, and which fairly reflects the investment in the corporation by other shareholders. Five of the Corporation's directors do not have an interest in or other relationship with either the Corporation or Noranda. Accordingly, the Board of Directors believes that it is composed of the appropriate number of directors who are not related to the Corporation or Noranda.

INDEPENDENCE FROM MANAGEMENT

One way to ensure the independence of the Board of Directors from management is by separating the office of the Chairman of the Board of Directors from that of the Chief Executive Officer. Mr. Kerr, the Chairman of the Board of Directors, is not otherwise an executive officer of the Corporation.

BOARD COMMITTEES

There are six board committees: the Audit Committee, the Corporate Governance Committee, the Environment, Health and Safety Committee, the Human Resources and Compensation Committee, the Independent Directors' Committee and the Pension Investment Committee. The Board of Directors may appoint other temporary or permanent committees from time to time for particular purposes.

The following is the Report of the Audit Committee and a description of the terms of reference of the other board committees.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in carrying out its responsibilities relating to corporate accounting and financial reporting practices. The duties and responsibilities of the committee include the following:

  •
  recommend to the Board of Directors a firm of independent auditors for appointment by the shareholders and report to the Board of Directors on the fees and expenses of such auditors. The committee shall have the authority and responsibility to select, evaluate and if necessary replace the independent auditor. The committee shall have the authority to approve all audit engagement fees and terms, and the committee, or a member of the committee, must review and pre-approve any non-audit service provided to the Corporation by the Corporation's independent auditor and consider the impact on the independence of the auditor;

  •
  oversee the adequacy and effectiveness of internal controls over the Corporation's accounting and financial reporting systems;

  •
  review the scope and terms and the results of external audits of the Corporation;

  •
  monitor the actions taken by management with respect to any significant recommendations made by the Corporation's independent auditor;

  •
  discuss with management and the independent auditor, as appropriate, any audit problems or difficulties and management's response, and the Corporation's risk assessment and risk management policies, including the Corporation's major financial risk exposure and steps taken by management to monitor and mitigate such exposure; and

  •
  establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The committee also reviews the Corporation's quarterly and annual financial statements before they are approved by the Board of Directors. The committee maintains direct communication with the Corporation's independent auditor and the Corporation's senior officers responsible for accounting and financial matters.

All of the members of the Audit Committee are unrelated directors under TSX Guidelines and each of them is financially literate. The Board of Directors has made the determination that the Audit Committee has at least one member of the committee who qualifies as an "audit committee financial expert" for the purposes of audit committee rules adopted by the Securities and Exchange Commission, and that such person is Neville W. Kirchmann, the Chair of the Audit Committee. The Board of Directors has further determined that Mr. Kirchmann qualifies as an "independent" director under the rules of the New York Stock Exchange.

The members of the committee during 2003 were David H. Race, Neville W. Kirchmann (Chair), Mary A. Mogford and James D. Wallace.

During 2003 the committee met five times: four regularly-scheduled meetings and one special teleconference meeting. For a portion of each of the four regularly-scheduled meetings, the Audit Committee met privately with the Corporation's independent auditor to discuss and review specific issues as appropriate. The activities of the Audit Committee over the past year included the following:

  •
  reviewing the quarterly interim financial statements of the Corporation and accompanying press releases for public announcement and filing with Canadian and U.S. regulatory authorities;

  •
  reviewing and providing comments on the Corporation's 2002 annual information form prior to filing with Canadian and U.S. (Form 40-F) regulatory authorities;

  •
  reviewing on a regular basis with the Senior Vice-President, Procurement, Logistics, Transportation and Information Services the Corporation's ongoing assessment and management of principal business risks and the current status of disclosure controls and procedures;

  •
  reviewing Sarbanes-Oxley Act of 2002 requirements and corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certification, and risk management systems within the corporate structure;

  •
  reviewing Audit Committee governance practices and amending its terms of reference to incorporate new regulatory requirements and independence standards; and

  •
  reviewing the engagement letter with the independent auditors and annual audit fees prior to approval by the Board of Directors, as well as pre-approving non-audit services and their cost prior to commencement.

The Audit Committee has reviewed and discussed with management and the independent auditors the Consolidated Financial Statements of the Corporation as at December 31, 2003, and Management's Discussion and Analysis in the 2003 Annual Report. Based on that review, and on the report of the independent auditors, the Audit Committee recommended to the Board of Directors that such Financial Statements and Management's Discussion and Analysis be approved and filed with Canadian and U.S. regulatory authorities.

The Audit Committee has recommended to the Board of Directors that the shareholders of the Corporation be requested to re-appoint Deloitte & Touche LLP, Chartered Accountants as the independent auditor for 2004.

Corporate Governance Committee

The Corporate Governance Committee assists the Board of Directors in carrying out its responsibilities in matters of corporate governance as they relate to the Board of Directors. The duties and responsibilities of the committee include the following:

  •
  ensuring that the appropriate policies and mechanisms are put in place to address the changing corporate governance requirements arising from regulations and evolving best practices in this area;

  •
  developing and reviewing, on at least an annual basis, a set of Corporate Governance Guidelines for the Corporation;

  •
  reviewing the role and conduct of the Board of Directors and its committees and the way in which the Board of Directors and its committees carry out their duties and responsibilities;

  •
  reviewing the composition and needs of the Board of Directors and its committees and identifying and recommending suitable candidates for election as directors and appointment to committees;

  •
  ensuring that a suitable orientation program is available for new directors; and

  •
  reviewing the form and adequacy of compensation for directors.

The Board of Directors does not have a policy in respect of the engagement by directors of outside advisors. If circumstances arose in which a director considered such a retainer, at the Corporation's expense, to be appropriate, the request would be considered by the Corporate Governance Committee. To date, the Corporate Governance Committee has addressed the effectiveness of the Board of Directors and its committees, operating as a group, and has an informal process for assessing the performance of individual directors.

The Corporate Governance Committee met four times during 2003. The members of the committee during 2003 were G. Edmund King (Chair), Alex G. Balogh, Robert J. Harding and Mary A. Mogford.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee assists the Board of Directors in carrying out its responsibilities relating to the promotion and management of environmental, occupational health and hygiene and safety matters. The duties and responsibilities of the committee include the following:

  •
  ensuring that appropriate and effective environmental, occupational health and hygiene and safety policies and procedures are in place, are operational and are supported by adequate resources;

  •
  reviewing any significant environmental, occupational health and hygiene and safety incidents and issues and making recommendations to management and the Board of Directors; and

  •
  providing support for and encouraging improvement of environmental, occupational health and hygiene and safety performance.

The Environment, Health and Safety Committee met three times in 2003. The members of the committee during 2003 were Mary A. Mogford (Chair), Alex G. Balogh, Derek G. Pannell and David H. Race.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession. The duties and responsibilities of the committee include the following:

  •
  reviewing and making recommendations to the Board of Directors on management organization, management development, management succession and changes in management positions;

  •
  developing annual objectives against which to assess the President and Chief Executive Officer and assessing his performance against those objectives;

  •
  reviewing and making recommendations to the Board of Directors on the compensation of the President and Chief Executive Officer and approving the compensation of officers reporting to the President and Chief Executive Officer; and

  •
  reviewing and making recommendations to the Board of Directors with respect to the Corporation's employee compensation and benefit plans and arrangements, including the Corporation's stock option and share purchase plans.

The Human Resources and Compensation Committee met twice in 2003. A part of each meeting is conducted without management present, including for the purpose of specifically discussing the compensation of the President and Chief Executive Officer. The members of the committee during 2003 were Jack L. Cockwell (Chair), Robert J. Harding, James D. Wallace, Derek G. Pannell, G. Edmund King and Neville W. Kirchmann.

Independent Directors' Committee

The Independent Directors' Committee is comprised exclusively of directors who do not have material business or other relationships with the Corporation, Noranda or their respective subsidiaries. The committee assists the Board of Directors in fulfilling its responsibilities relating to the assessment of related party transactions and their impact on the Corporation. The duties and responsibilities of the committee include the following:

  •
  ensuring that the principles set forth in the Inter-Company Transactions Policy are adhered to and that the interests of the Corporation are protected and advanced in all dealings with Noranda;

  •
  reviewing and assessing, on an annual basis or as may be required, any and all related party transactions between Noranda and its subsidiaries and the Corporation;

  •
  considering issues, should they arise, wherein the interests of the minority shareholders may differ or be seen to differ from those of Noranda and its subsidiaries; and

  •
  reviewing or providing recommendations to the Board of Directors on any other matter referred to the committee by the Board of Directors.

The Independent Directors' Committee met four times in 2003. The members of the Independent Directors' Committee in 2003 were James D. Wallace (Chair), G. Edmund King, Neville W. Kirchmann, Mary A. Mogford and David H. Race.

Pension Investment Committee

The Pension Investment Committee assists the Board of Directors in fulfilling its responsibilities relating to the retirement pension plans of the Corporation and its participating subsidiaries and the pension funds established under those plans. The duties and responsibilities of the committee include the following:

  •
  appointing and reviewing the performance of the trustee, custodian, actuary and investment managers of the plans and funds;

  •
  reviewing and making recommendations to the Board of Directors with respect to the investment policies and goals of the plans; and

  •
  overseeing the operation and administration of the plans and funds in relation to approved investment policies and goals, legal requirements and accepted standards and practices.

The Pension Investment Committee met three times in 2003. The members of the committee during 2003 were Robert J. Harding (Chair), G. Edmund King, and James D. Wallace.

DECISIONS REQUIRING BOARD APPROVAL

In addition to those matters which by law must be approved by the Board of Directors, board approval is required for major acquisitions or dispositions by the Corporation, capital expenditures and other commitments, that are not in the ordinary course of business, in excess of $8,000,000 and for changes in the senior management of the Corporation and its principal operating subsidiaries.

SHAREHOLDER FEEDBACK

The Board of Directors believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board of Directors should ensure that appropriate investor relations programs and procedures are in place. The Corporation has an investor relations department to deal with investor relations. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

The Board of Directors and the Disclosure Committee of the Corporation review the Corporation's major communications with shareholders and the public including the quarterly press releases, the annual management information circular and the annual report.

For ease of access by shareholders and the public generally, the Corporation posts on its website the complete texts of its Code of Ethics and Corporate Governance Guidelines, and the terms of reference for each of the committees of the Board of Directors.

EXPECTATIONS OF MANAGEMENT

The Board of Directors believes that management is responsible for the development of long-term strategies for the Corporation. Annual meetings and special meetings of the Board of Directors are held, as required, to review and deal with long-term strategies of the Corporation.

The Board of Directors appreciates the value of having selected senior officers attend board meetings to provide information and opinions to assist the directors in their deliberations. The Chair arranges for the attendance of senior officers at board meetings in consultation with the President and Chief Executive Officer.

Auditor Independence

PRINCIPAL ACCOUNTING FIRM FEES FOR FISCAL 2003

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche"), are the principal accountants of the Corporation and its subsidiaries. From time to time, Deloitte & Touche, as well as other accounting and consulting firms, provide information technology consulting and other audit and non-audit services to the Corporation and its subsidiaries. The Audit Committee of the Corporation's Board of Directors has instituted a policy to pre-approve audit and non-audit services. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining Deloitte & Touche's independence.

AUDIT FEES

Audit fees of approximately $1,457,000 include fees and expenses for the audit of the consolidated annual statements of the Corporation and the statements of its subsidiaries, fees for quarterly reviews, fees for consent and comfort letters in connection with the Corporation's prospectus filings and fees for accounting consultations arising during the audit. Audit fees for 2002 were $1,240,000.

AUDIT RELATED FEES

Audit related fees for the fiscal year ended December 31, 2003, of approximately $115,000 include fees for the audit of the Corporation's benefit plans, French translation of the Corporation's Annual Report and other fees. Audit related fees for 2002 were $30,000.

TAX FEES

Fees for tax services for the fiscal year ended December 31, 2003, were approximately $152,000 and $173,000 for 2002.

ALL OTHER FEES

Fees of approximately $329,000 for other services rendered for the fiscal year ended December 31, 2003, include fees for e-procurement systems implementation support of $316,000 and other fees of $11,000. For 2002, fees for other services were $2,669,000 including e-procurement systems implementation of $2,400,000 and other fees of $269,000.

Appointment of Auditor

Deloitte & Touche LLP, Chartered Accountants, currently serve as auditor of the Corporation. It is intended that, on any ballot that may be called for relating to the appointment of auditor, the shares represented by proxies in favour of management will be voted in favour of the reappointment of Deloitte & Touche LLP, Chartered Accountants, as auditor of the Corporation, to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of the auditor, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the appointment of the auditor.

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Copies of the Corporation's most recent Annual Information Form (together with the documents incorporated therein by reference), upon issuance, the comparative financial statements of the Corporation for the fiscal period ended December 31, 2003, together with a Report of the Auditors thereon, the Management's Discussion and Analysis ("MD&A") of the Corporation's financial condition and results of operations for the fiscal period ended December 31, 2003, and this information circular will be available upon request to the Corporation.

Financial information regarding the Corporation is contained in the Corporation's comparative financial statements and MD&A for the fiscal period ended December 31, 2003.

General

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board of Directors.

DATED at Toronto this 25th day of February, 2004.

By Order of the Board of Directors

/s/ Stephen K. Young

Stephen K. Young
Secretary

Management Information Circular

Schedule A — Corporate Governance Guidelines

The Board of Directors is of the view that the Corporation's corporate governance practices and procedures are comprehensive and generally consistent with the 14 guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange (the "TSX Guidelines").

The following summarizes these guidelines and sets out the Corporation's current practices in each case.

1.
The Board of Directors should explicitly assume responsibility for stewardship of the Corporation and specifically for:

(a)
Adoption of a strategic planning process

    The Board meets annually and has special meetings as required to review the Corporation's overall business strategies and its annual business plan, and also reviews major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives.

  (b)
  Identification of principal risks and the implementation of appropriate risk management systems

    The Board, directly and through its Corporate Governance Committee, Environment, Health and Safety Committee and Audit Committee, reviews the principal risks of the Corporation's business to ensure that appropriate systems are in place to manage these risks.

  (c)
  Succession planning including monitoring senior management

    The Board appoints the Chief Executive Officer and other members of senior management. The Board directly, and through its Human Resources and Compensation Committee, reviews succession planning.

  (d)
  Communications policy

    The Board has approved a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. Management has also revised the structure of its Disclosure Committee to monitor and advise on compliance with this Policy.

  (e)
  Integrity of internal controls and management information systems

    The Audit Committee, through a process of enquiry with management and the auditors assures that the Corporation has adequate internal controls and management information systems.

2-3
The Board should be composed of a majority of unrelated directors, that is directors who are independent of management and free from any business interests, other than shareholdings, which could interfere with his or her ability to act in the best interests of the Corporation. The Board has the responsibility to apply the definition of unrelated director and disclose annually the principles and conclusions of this application.

  The Board considers that five of its 11 directors, Messrs. King, Kirchmann, Race, Wallace and Ms. Mogford, are unrelated directors within the meaning of the TSX Guidelines and have no relationship with or interest in Noranda. Of the remaining six directors, Mr. Regent is the President and Chief Executive Officer of the Corporation and Messrs. Balogh, Cockwell, Harding, Kerr and Pannell are officers or directors of Noranda. In relation to making this determination, the Board has examined the circumstances of each director in relation to a number of factors, including each director's current and past role in the management of the Corporation or its affiliates.

4-5
The Board should appoint a Committee of non-management directors, a majority of whom are unrelated, to propose new nominees for election to the Board and for assessing directors on an ongoing basis. The Board should implement a process for assessing the effectiveness of the Board as a whole, the committees of the board and the contribution of individual directors.

  The Corporate Governance Committee has the responsibility, among other things, for reviewing credentials of nominees for election or appointment to the Board and for recommending candidates for Board membership. All of the members of the Corporate Governance Committee are non-management directors and 50% of the members are unrelated directors. The Board considers this to be an appropriate mix, within the TSX Guidelines, taking into account Noranda's ownership interests. The Corporate Governance Committee is responsible, among other things, for reviewing the effectiveness of the Board's operations and for assessing the performance of the Board and its directors and the contribution of individual directors. Individual members of the Board are also invited to raise questions and make suggestions regarding these matters for consideration by the Chairman of the Corporate Governance Committee and by the Chairman of the Corporation. Board members complete a survey annually, which identifies areas requiring more information or attention. Attendance at Committee and Board meetings is appraised, and has been consistently exemplary.

6.
The Board should provide an orientation and education program for new directors.

  New directors are provided with comprehensive information about the Corporation and its affiliates. Directors have the opportunity to meet and participate in work sessions with senior management to obtain insight into the operations of the Corporation and its affiliates.

7.
The Board should examine its size in relation to effective decision-making and adjust its size where appropriate.

  The Corporate Governance Committee is responsible, among other things, for periodically assessing the size and composition of the Board and its committees and making recommendations to the Board. The Board considers that its present size is appropriate given the diversity of its operations.

8.
The Board should review the adequacy and form of director compensation to reflect the risk and responsibilities of its directors.

  The Corporate Governance Committee is responsible for reviewing and recommending director compensation to the Board.

9.
Board committees should generally be composed of non-management directors, a majority of whom are unrelated.

  All committees of the Board are composed solely of non-management directors. The Independent Directors' Committee is comprised of five members, all of whom are unrelated to management and the Corporation's controlling shareholder. The Audit Committee is also solely comprised of unrelated directors. The Corporate Governance Committee, the Environment, Health and Safety Committee and the Human Resources and Compensation Committee are 50% comprised of unrelated directors. The Pension Investment Committee has three members, two of whom are unrelated directors. The Board considers this to be an appropriate mix, within the TSX Guidelines, taking into account Noranda's ownership interests.

10.
The Board or one of its committees should expressly assume responsibility for developing the Corporation's approach to governance issues, including its response to the TSX Guidelines.

  While the Board retains overall responsibility for corporate governance matters, its committees each have specific responsibilities for certain aspects of corporate governance. The Corporate Governance Committee is responsible for reviewing the Corporation's statement of corporate governance practices, including its response to the TSX Guidelines and makes recommendations to ensure that best practices are followed.

11.
The Board, together with the CEO, should define management's role and responsibilities, including the CEO's corporate objectives.

  The Human Resources and Compensation Committee is responsible, among other things, for reviewing and reporting to the Board on management resource planning, including succession planning, proposed senior management appointments, and the job descriptions and annual objectives of the CEO. The Board believes in the importance of developing business plans to ensure the compatibility of shareholder, Board and management views on the Corporation's strategic direction and performance targets, and the effective utilization of shareholder capital. The Board's approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.

12.
The Board should have in place appropriate structures to ensure that it can function independent of management.

  At its meetings, the Board regularly engages in a private session with the Corporation's most senior officers without other members of senior management present. The Board also meets independently of all senior management on a regular basis. In addition the Independent Directors' Committee meets regularly and at all such meetings engages in a private session without members of management present.

13.
The Audit Committee of the Board should be comprised only of non-management members, should have a specific mandate, and have direct access to the Corporation's internal and external auditors and oversight over these functions.

  The Audit Committee of the Board is composed solely of non-management directors. The mandate of the Audit Committee is set out in its terms of reference which are reviewed by that Committee and approved by the Board. Among other things, the Audit Committee is responsible for monitoring the Corporation's systems and procedures for internal controls and monitoring the performance of the Corporation's external auditors. The Audit Committee also meets periodically in private with the Corporation's auditors to discuss and review specific issues as appropriate.

14.
Individual directors should be able to engage outside advisers under appropriate conditions.

  Individual directors of the Board are free to consult with members of senior management, whenever they so require, and to engage outside advisors with Board authorization.

FALCONBRIDGE LIMITED
BCE Place
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3
t. 416.982.7111            f. 416.982.7423

www.falconbridge.com

investor@falconbridge.com

QuickLinks

Notice of the Annual Meeting of Shareholders
Management Information Circular
Election of Directors
Executive Compensation
Pension Plans
FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT December 31, 1998 — December 31, 2003
Interests of Insiders (Informed Persons) and Others in Material Transactions
Statement of Corporate Governance Practices
Auditor Independence
Appointment of Auditor
General
Management Information Circular Schedule A — Corporate Governance Guidelines